November 5, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Lilyanna Peyser

RE:	Nash-Finch Company Comment letter dated October 25, 2010 Form 10-K for the year ended January 2, 2010 Definitive Proxy Statement filed April 15, 2010
Dear Ms. Peyser:
Set forth below are responses by Nash-Finch Company (“we” or the “Company”) to the comment raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Dimond dated October 25, 2010, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comment in bold type, which is followed by the Company’s response.
Definitive Proxy Statement on Schedule 14A
Executive Compensation and Other Benefits, page 20
1.	We note your response to comment six in our letter dated October 1, 2010. Your indication that disclosing target information could cause competitive harm could apply to many registrants. Please explain how this would affect you differently than other companies that disclose performance targets. In addition, please explain how competitors may be able to use this retrospective information to “infer the Company’s future strategies and impact [y]our ability to negotiate with vendors, customers and landlords” and how such information “may provide insight into the Company’s long range plans.”

Finally, the relevance of your statement that some targets are “tied to multi-year strategic plans and thus disclosure of the targets may provide insight into the Company’s long range plans” is unclear because, as we indicated in our prior comment, we are asking you to disclose retrospective targets, as opposed to projected amounts; please advise.

Response: Nash Finch competes with numerous co-op and privately owned grocery and military wholesalers as well as grocery retail companies (e.g., Affiliated, AWG, Bethel Eckert, C&S, Mason Brothers, Laurel Grocery, MDI, HyVee, W. Lee Flowers) that can access our public information. The overall number of independently owned food retail customers is declining and the number of military commissaries available to serve is fixed. Thus, there is significant pressure to retain existing customers as well as to obtain new customers. The Company’s retrospective information related to success of strategies to reduce costs, close or acquire locations, manage level of capital spending, monitor and manage vendor funds and respond to changes in customer pricing or profitability could create competitive harm by providing information that will be used by our competition to market against us or provide landlords and vendors with less incentive to negotiate. Customers can react negatively to such information and require additional incentives to retain their business.

The multi-year strategic plans are provided by our executives through public disclosures and subsequently in meetings with our employees and customers. But we do not identify specific financial targets so as to avoid providing sensitive information as to the magnitude of the strategic target, giving guidance or making individuals insiders. Providing retrospective results against our targets could result in competitors determining the size and profitability of individual components within business segments as well as actions the Company may take in the future in light of the recent historical performance. It may encourage competitors or other businesses to enter into similar forms of promotion, expansion, or supply chain initiatives. As noted above, we compete with many co-op and privately owned businesses so there is not a similar opportunity for us to obtain retrospective financial target performance which would allow us to analyze their trends and create strategies to adopt their successes or use such information to obtain business from them. Finally, we believe publicly reporting retrospective target financial information and results achieved could result in pressure to provide future outlooks and periodic updates outside of the annual Proxy statement.
Based on Item 402(b)1 and Instruction 1 of Regulation S-K, our understanding of the Compensation Discussion and Analysis (“CDA”) is to provide the reader with information that is both material and comprises elements of the registrant’s compensation of the named executive officers and that is necessary to an understanding of the registrant’s compensation policies and discussions regarding the named executive officers.
In our Definitive Proxy Statement filed April 15, 2010 (“the Proxy”) CDA disclosures, we provided explanations of the following;
•	Compensation Philosophy and Objectives;

•	Compensation Review by year (2006, 2007, 2008, 2009 and 2010) which provides background information as to each year’s incentive plans;

•	Elements of Executive Compensation which provides more detailed explanations of Salaries, Short Term Incentive Plan (“STIP”), Long Term Incentive Plans (“LTIP”), Restricted Stock Units (“RSUs”), Stock Appreciation Rights (“SARs”), MDV Gain Share, and Other Aspects of Executive Officer Compensation.
We believe the Proxy disclosures provide users with information on the material elements of the compensation plans and reasonably explain the targets and bases for measuring performance and that the payout (or forfeiture) is automatic depending on the level of achievement of the targets. We do not believe providing the specific target levels will materially change an investor’s knowledge of the Company or materially alter their decision to own our stock.
We have tried to provide retrospective disclosures to allow the reader to understand the compensation impact of each Compensation Plan. As noted in the Commission’s comment, we will not be able to provide retrospective disclosures for LTIP and MDV Gain Share that have multi-year targets.
Based on the disclosures contained in the Proxy for each of the Elements of Executive Compensation we are providing the following comments for the Commission’s consideration:
STIP Bonuses— our disclosure reported the maximum bonus opportunity range from 50% to 60% of base salary; in 2009 the performance against such metrics would have resulted in a 21% STIP bonus payout, but because neither the Committee nor the Section 16 officers were satisfied with the Company’s EBITDA results for 2009, management recommended bonuses not be paid to any Section 16 officers, including the named executive officers.
LTIP Awards — the 2009 LTIP plan is a (1) blend of absolute RONA and CAGR of RONA and (2) comparison of the cumulative three year actual Consolidated EBITDA results to the cumulative three year strategic plan Consolidated EBITDA targets. In 2009, the Company made the payout under the 2006 LTIP plans, the metrics were CAGR of Consolidated EBITDA and RONA, each compared to our peers. The payout of the 2006 LTIP equaled 87.5% of the opportunity, and the payout under the 2007 Plan is anticipated to be at the 180% level. In our Definitive Proxy Statement to be filed in 2011 we will identify the actual payout was at the 180% level.

RSUs — the disclosures on the named officers are based on vesting over time of continuous employment, thus there are no performance targets, with the exception of Mr. Brunot, who in 2009 was granted RSUs that become eligible for vesting if the EBITDA performance target for that year is met or exceeded, if not met the 20% of RSUs for that year will be forfeited. The performance targets in the 2009 grant reflects managements’ strategic and operating plans. In footnote (9) of the Outstanding Equity Awards at Fiscal Year End, page 33, of the Proxy we reported for the portion of Mr. Burnot’s award related to the 2009 fiscal year did not vest.
SARs — there are no financial or operational performance targets. The SARs vest within the first 36 months following the acquisition of certain assets of GSC Enterprises, Inc., and the stock price reaches $55.00 per share and remains at that price or greater for 90 consecutive trading days.
MDV Gain Share Plan — is a multiple year cash incentive plan that has the potential for payouts over each of the measurement periods: 2009-2011; 2010-2012; and 2011 — 2013, based on attainment of financial goals. Mr. Brunot is the only named executive officer which is a participant in the MDV Gain Share Plan.
We respectfully believe disclosure of the financial goals and performance targets of the STIP, LTIP and MDV Gain Share Plan will require prospective information that would be tantamount to providing guidance to the market as well as causing the disclosure of retrospective actual commercial and business information that would harm Company and its shareholders by making public information that is otherwise kept confidential.
In future submissions of the Proxy CDA disclosures we will provide updates on the actual percentage payouts once they are known or can be reasonably anticipated.
In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.
Sincerely,
/s/ Robert B. Dimond
Robert B. Dimond
Executive Vice President and Chief Financial Officer

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